               [LETTERHEAD OF WALLER LANSDEN DORTCH & DAVIS, PLLC]




                                 August 31, 2005

VIA EDGAR/COURTESY COPY VIA FACSIMILE

Albert C. Lee, Esq.
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Mail Stop 6010
Washington, D.C. 20549

                  Re:    Psychiatric Solutions, Inc.
                         Registration Statement on Form S-3
                         File Number 333-127085

Dear Mr. Lee:

         On behalf of Psychiatric Solutions, Inc. (the "Company"), attached as
Schedule I is the Company's response to the comment included in the staff's letter, dated August 10, 2005, regarding the above-referenced Registration Statement on Form S-3. The response in Schedule I is keyed to your comment in the comment letter, which is repeated and underlined in Schedule I for convenience of reference.

         Please contact the undersigned at (615) 312-5700 or John Faldetta at
(615) 850-8875 if you have any questions regarding the Company's response.


                                                 Very truly yours,


                                                 /s/ Christopher L. Howard


cc:   Mr. Joey A. Jacobs
      Mr. Brent Turner
      Mr. Jack E. Polson
      James H. Nixon, III, Esq.
      John J. Faldetta, Jr., Esq.

                                                                      SCHEDULE I


                           PSYCHIATRIC SOLUTIONS, INC.
                       REGISTRATION STATEMENT ON FORM S-3
                               FILE NO. 333-127085


COMMENT 1: We note the filing does not include the signature of your principal financial officer. Please include this signature in your amended Form S-3. If Jack E. Polson serves in this capacity, his signature should be captioned as such in your amended filing. See Instructions 1 and 2 to the Signatures section of Form S-3.

RESPONSE 1: Jack E. Polson, the Company's Chief Accounting Officer, serves as the Company's principal financial officer and his signature is captioned as such in the Amendment No. 1 to Form S-3.